UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2008.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES THE AUTHORIZATION TO ACQUIRE THE ASSETS AND
LIABILITIES OF COMPAÑÍA DE FINANCIAMIENTO COMERCIAL SUFINANCIAMENTO S.A.
Medellín, Colombia, October 27, 2008
At a meeting held today, the Board of Directors of Bancolombia S.A. (“Bancolombia”), authorized the acquisition of more than 25% of the assets and liabilities of Compañía de Financiamiento Comercial Sufinanciamiento S.A. (“Sufi”), a subsidiary of Bancolombia (the “Authorized Transaction”). The Authorized Transaction is subject to certain regulatory approvals.
The Authorized Transaction is expected to integrate Sufi’s business lines, except Tarjeta Éxito and leasing contracts, with Bancolombia’s operations. With the Authorized Transaction, Bancolombia expects to improve Sufi’s strengths, profitability and competitive advantages.
The Authorized Transaction will not have a significant effect on the financial statements of Bancolombia, as Bancolombia owns directly and indirectly 99.99% of Sufi’s outstanding stock.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: October 27, 2008	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance